

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 18, 2007

Mr. Byron E. Grote
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 001-6262**

Dear Mr. Grote:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that the disclosure on page10 of your 20-F regarding contacts with Iran differs from the disclosure included in the 2005 20-F regarding such contacts, in that it states that "BP conducts or has conducted" certain activities in Iran and in other countries subject to U.S. sanctions. Please advise us whether you conducted activities in Iran during 2006 and whether you currently conduct activities there,

and describe any such activities. Please also identify for us the other countries subject to U.S. sanctions to which you refer.

Information on the Company, page 10

Exploration and Production, page 12

Midstream activities, page 21

2.   We understand your Exploration and Production segment includes the activity related to direct and indirect interests in crude oil and natural gas transportation systems. However, you have disclosed that onshore US crude oil and product pipelines and related transportation assets are included under your Refining and Marketing segment. Please tell us why only these onshore US transportation assets have been segregated from the other transportation assets and included in a separate segment. In you response, please refer to the guidance of IAS 14, paragraphs 9 through 15 regarding how you defined your reportable segments as it relates to your transportation assets.

Financial and Operating Performance, page 40

3.   We note your disclosure regarding inventory holding gains and losses recognized during the years ended December 31, 2006, 2005 and 2004. You state inventory holding gains and losses represent the difference between cost of sales accounted for using the average cost method versus using the first-in, first-out method. The footnotes to the financial statements state inventories are accounted for under the first-in, first-out method. Tell us if by recognizing these inventory holding gains and losses, you have effectively accounted for inventories using the average cost method in your financial statements. If not, tell us what these amounts represent, why you have separately disclosed them in your discussion of profit attributable to BP shareholders and where they have been accounted for in the statements of income. In your response, please tell us if the "average cost of supplies" method is equivalent to the "weighted average cost formula" referred to in IAS 2, paragraph 25.

Refining and Marketing, page 44

4.   You identify the impact of IFRS fair value accounting as one of the primary additional factors reflected in profit before interest and tax of the Refining and Marketing segment on page 45 and of the Gas, Power and Renewables segment on page 46. Tell us what you mean by "IFRS fair value accounting" and how you have calculated the amounts disclosed and determined whether it results in a positive or negative impact. In your response, please address why you believe this

this amount is a primary factor of your profit or loss and why it is material information for your investors to understand.

13 Impairment and losses on sale of businesses and fixed assets, page 114

Loss on sale of fixed assets, page 115

5.	We note the principal transactions leading to a loss on the sale of fixed assets in the Refining and Marketing segment during 2006 was retail churn. Please tell us what you mean by "retail churn" and why it led to a loss in 2006 but not in the previous years.

36 Derivatives, page 132

6.	On page 133, you discuss your accounting for "day one profit" relating to derivatives held for trading purposes. To assist us in our understanding, it would be helpful for you to provide us with an example of the typical derivative purchased for trading purposes whose fair value on day one is not supported by an observable market. In your example, please identify the typical length of time from day one to the date observable market data is available, at which point you recognize the deferred amounts of "day one profit". Additionally, tell us the amount of deferred day one profit recognized on the balance sheet as of December 31, 2006 and 2005. Please support your accounting by specifically referring to the appropriate IFRS literature.

7.	On a similar matter, please tell us how you have accounted for "day one profit" under US GAAP. Please refer to the appropriate guidance used to support your accounting and where you accounted for any differences between IFRS and US GAAP in the reconciliation in note 53.

41   Pensions and other post-retirement benefits, page 143

8.	You have disclosed that assumptions used to determine projected benefit plan obligations, pension and other post-retirement benefit expenses, and the calculation of contributions to defined benefit plans are based on advice from independent actuaries. Please revise your disclosure to name the actuaries used and provide a consent as an expert. Refer to Section 7(a) of the Securities Act of 1933.

44 Share-based payments, page 153

9.   Please identify the third party estimate used in determining expected volatility. To the extent you are relying upon estimates provided by a third party, revise your disclosure to name the third party you are relying on and provide a consent as an expert. Refer to Section 7(a) of the Securities Act of 1933.

53 US GAAP reconciliation, page 169

(b) Provisions, page 171

10.   We note you have recorded a provision for asset retirement obligations related to the costs of decommissioning oil and natural gas production facilities and pipelines under IFRS using an estimate of economic lives of 30 years or less. Tell us what information you used to support the expected settlement dates used in your accounting under IAS 37. In addition, please support the reliability and accuracy of these estimates under the guidance of SFAS 143 and FIN 47 in accounting for your asset retirement obligations under US GAAP.

11.   Please revise your reconciliation of changes in asset retirement obligations under US GAAP presented on page 172 to separately state new provisions incurred and adjustments to previously recorded provisions. See paragraph 22(c) of SFAS 143 for further guidance.

(c) Oil and natural gas reserves differences, page 172

12.   We understand the calculation of reserves under UK SORP versus under US SEC rules results in a difference, which effects depreciation, depletion and amortization expense. We note you adopted the SEC rules as a basis for determining your reserves for the last three months of fiscal year 2006. The reconciliation to US GAAP includes adjustments to increase depreciation, depletion and amortization in 2006 and to decrease the expense in 2005 and 2004. Similarly, we note the adjustments to property, plant and equipment decrease the amount as of December 31, 2006 and increase the amount as of December 31, 2005. Please explain why the adjustments in 2006, which include only the change in estimate for three months, are not consistent with adjustments to prior periods.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief